Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following press release was issued on December 14, 2011.

Progress Energy board of directors declares partial dividend

RALEIGH, N.C. (Dec. 14, 2011) – Progress Energy’s board of directors today declared a partial dividend of 25.9 cents per share on outstanding shares of Progress Energy’s common stock. The dividend is payable Jan. 9, 2012, to Progress Energy shareholders of record at the close of business on Dec. 28, 2011.

The board of directors declared the partial dividend in order to align Progress Energy’s dividend payment schedule with that of Duke Energy (NYSE: DUK). The partial dividend is based on Progress Energy’s normal quarterly dividend of 62 cents per share, pro-rated for the difference between Progress Energy’s most recent quarterly dividend record date of Oct. 11, 2011 and Duke Energy’s most recent record date of Nov. 18, 2011.

The alignment comes in anticipation of the completion of the previously-announced merger of the two companies. The companies are working toward a closing date for the merger of Jan. 1, 2012, but the final closing date will ultimately be determined by the schedule of regulatory approvals.

Duke Energy has advised Progress Energy that, subject to the approval of Duke Energy’s board of directors, Duke Energy’s first-quarter dividend record date is anticipated to be Feb. 17, 2012. If the merger is completed before this date, shareholders of Progress Energy would be eligible to participate in all of Duke Energy’s 2012 regular quarterly dividends (assuming that such former Progress Energy shareholders continue to hold their shares of Duke Energy common stock received in the merger through the record dates applicable to the payment of such dividends). If the merger is completed on or after the record date for Duke Energy’s first-quarter 2012 dividend, Progress Energy will communicate additional information regarding its future dividend plans.

Progress Energy (NYSE: PGN), headquartered in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Progress Energy includes two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. The company has earned the Edison Electric Institute’s Edison Award, the industry’s highest honor, in recognition of its operational excellence, and was the first utility to receive the prestigious J.D. Power and Associates Founder’s Award for customer service. The company is pursuing a balanced strategy for a secure energy future, which includes aggressive energy-efficiency programs, investments in renewable energy technologies and a state-of-the-art electricity system. Progress Energy celebrated a century of service in 2008. Visit the company’s website at www.progress-energy.com.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

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Contacts: Corporate Communications, 919-546-6189, or toll-free 877-641-NEWS (6397)